Mail Stop 3561

February 7, 2008

Mr. Brent D. Willis
Chief Executive Officer
Cott Corporation
6525 Viscount Road
Mississauga, Ontario
Canada, L4V 1H6

      Re: **Cott Corporation**
            Form 10-K for Fiscal Year Ended
            December 30, 2006
            Filed February 28, 2007
            File No. 000-31410

Dear Mr. Willis:

      We have reviewed your response letter and have the following comment. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation of Executive Officers, page 12

1.   We note your response to comment one of our letter dated December 28, 2007 and we reissue the comment. While you list the 2006 performance measures, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their performance bonuses and long-term incentive compensation. In future filings, please disclose the

specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2007 proxy statement. In addition, supplementally advise us whether the company's targets for the fiscal year ended December 30, 2007 are expected to be materially different from those of December 30, 2006. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Tom Kluck, who supervised the review of your filing, at (202) 551-3233 with any questions.

Sincerely,

John Reynolds
Assistant Director